Filed Pursuant to Rule 424(b)(5)

Registration No. 333-232860

Supplement dated June 15, 2020

To Prospectus Supplement dated April 27, 2020

(To the Prospectus Dated July 26, 2019)

Up to $5,631,027

Common Stock

This supplement (this “Supplement”) amends and supplements the prospectus supplement, dated April 27, 2020 (the “Prospectus Supplement”), filed as part of our registration statement on Form S-3 (File No. 333-232860). This Supplement should be read in conjunction with the Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This Supplement is not complete without, and may only be delivered or utilized in connection with the Prospectus Supplement and any future amendments or supplements thereto.

Under the Prospectus Supplement, NovaBay Pharmaceuticals, Inc. (the “Company”) initially registered shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $4,302,137, for offer and sale from time to time through Ladenburg Thalmann & Co. Inc. (“Ladenburg”), acting as the Company’s sales agent, pursuant to an At The Market Offering Agreement, dated April 27, 2020, between us and Ladenburg (the “Offering Agreement”). Sales of our common stock under the Prospectus Supplement, as supplemented by this Supplement, may be made in sales deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended.

From April 27, 2020 through the date of this Supplement, we sold an aggregate of 4,566,440 shares of our common stock for an aggregate purchase price of $4,302,135 under the Prospectus Supplement. Pursuant to the terms of the Offering Agreement, as of the date of this Supplement, the amount of common stock that we may offer has increased to an aggregate offering price of $5,631,027, including the shares of common stock sold to date pursuant to the Offering Agreement, leaving a remaining aggregate offering amount of $1,328,892 available for sale under the Offering Agreement.

Accordingly, each reference to the maximum aggregate offering price of common stock that we may sell in this offering is hereby amended in the Prospectus Supplement from $4,302,137 to $5,631,027.

As of June 15, 2020, the aggregate market value of our outstanding common equity held by non-affiliates, or the public float, was $29,488,775, which was calculated based on 33,377,003 shares of our outstanding common stock, of which 22,859,516 shares were held by non-affiliates, and a per share price of $1.29, our closing price on April 20, 2020. As of the date of this Supplement, we have offered and sold securities for aggregate gross proceeds of $8,500,701 pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar month period that ends on, and includes, the date of this Supplement, leaving $1,328,890 available. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000.

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Ladenburg Thalmann

Supplement dated June 15, 2020